PUBLIC SERVICE COMPANY OF NEW MEXICO	Exhibit 12.2

Ratio of Earnings to Fixed Charges

(In thousands, except ratio)

	Six Months Ended June 30, 2010	Year Ended December 31,
		2009	2008		2007	2006	2005
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$37,362	$73,104	$72,427		$58,045	$49,379	$44,442
Amortization of debt premium, discount and expenses	652	1,336	4,345		4,618	2,871	2,856
Interest from discontinued operations (including capitalized interest)	-	1,027	13,758		12,546	11,790	10,658
Estimated interest factor of lease rental charges	1,940	4,517	4,553		4,661	4,337	4,588

Total Fixed Charges	$39,954	$79,984	$95,083		$79,870	$68,377	$62,544

Earnings, as defined by the Securities and Exchange Commission:

Earnings from continuing operations before income taxes and non-controlling interest	$28,567	$45,627	$(69,324)		$34,611	$89,657	$51,034
Fixed charges as above	39,954	79,984	95,083		79,870	68,377	62,544
Non-controlling interest in earnings of Valencia	(6,396)	(11,890)	(7,179)		-	-	-
Interest capitalized	(1,782)	(6,067)	(7,363)		(10,033)	(5,257)	(3,512)

Earnings Available for Fixed Charges	$60,343	$107,654	$11,217		$104,448	$152,777	$110,066

Ratio of Earnings to Fixed Charges	1.51	1.35	0.12	*	1.31	2.23	1.76

* The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $83.9 million for the year December 31, 2008